Exhibit 12

John Deere Capital Corporation and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(thousands of dollars)

	2008	2007	2006	2005	2004

Earnings:

Income before income taxes and changes in accounting	$437.1	$479.6	$442.7	$424.8	$410.6

Fixed charges excluding capitalized interest	$843.4	$882.0	$732.2	$480.1	$334.5

Total earnings	$1,280.5	$1,361.6	$1,174.9	$904.9	$745.1

Fixed charges:

Interest expense of consolidated group including capitalized interest	$839.1	$877.9	$726.9	$473.2	$327.4

Rent expense	$4.8	$4.1	$5.3	$6.9	$7.1

Total fixed charges	$843.9	$882.0	$732.2	$480.1	$334.5

Ratio of earnings to fixed charges *	1.52	1.54	1.60	1.88	2.23

“Earnings” consist of income before income taxes, the cumulative effect of changes in accounting and fixed charges excluding capitalized interest. “Fixed charges” consist of interest on indebtedness, amortization of debt discount and expense, an estimated amount of rental expense under capitalized leases which is deemed to be representative of the interest factor and rental expense under operating leases, and capititalized interest.

* The Company has not issued preferred stock. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are the same as the ratios presented above.

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